FIDELITY DISTRIBUTORS COMPANY LLC

(SEC I.D. No. 8-35097)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange
Act of 1934, as a PUBLIC DOCUMENT



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Fidelity Distributors Company LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Fidelity Distributors Company LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2024

We have served as the Company's auditor since at least 2001. We have not determined the specific year we began serving as auditor of the Company.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204
T: (646) 471 3000; F: (813) 286 6000, www.pwc.com/us

FIDELITY DISTRIBUTORS COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
(Dollars in thousands)

ASSETS

Cash	$	754
Securities owned - at fair value		131,848
Receivables:		
Brokers and dealers		1,106,981
Mutual funds		58,441
Total receivables		1,165,422
Deferred dealer concessions, net		3,961
Other assets		3,892
Total Assets	$	1,305,877

LIABILITIES

Payable to brokers and dealers	$	113,039
Payable to mutual funds		1,106,978
Total Liabilities		1,220,017

COMMITMENTS AND CONTINGENCIES

MEMBER'S EQUITY

Member's equity		129,973
Less: Net receivable from Ultimate Parent		(44,113)
Total Member's Equity, net		85,860
Total Liabilities and Member's Equity	$	1,305,877

The accompanying notes are an integral part of the statement of financial condition.

(Dollars in thousands)

1. Organization:

Fidelity Distributors Company LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Fidelity Global Brokerage Group, Inc. (the "Parent"), which is a wholly-owned subsidiary of FMR LLC ("FMR" or "Ultimate Parent").

The Company is the principal underwriter and distributor of the Fidelity mutual funds that are managed by Fidelity Management & Research Company LLC ("FMR Co.") and other affiliated companies. FMR Co. is a wholly-owned subsidiary of FMR and is a registered investment advisor under the Securities and Exchange Commission Investment Advisers Act of 1940.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash

For the purposes of reporting amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days. The Company generally invests excess cash into money market funds, which are classified as securities owned at fair value in the statement of financial condition.

Receivables from and Payables to Brokers and Dealers and Mutual Funds

Receivables from brokers and dealers and receivables from mutual funds include mutual fund purchase and redemption trades, measured at transaction value, that are unsettled at December 31, 2023. The receivables from brokers and dealers include $1,552 in receivables from an affiliate. The receivables from mutual funds of $58,441 are from the Fidelity mutual funds managed by affiliates. The amount of credit exposure is limited as a result of the daily settlement of unsettled trades and monthly settlement of distribution fees. Based on both the aging of these balances and the review of historical losses, no reserve for credit losses has been recorded related to these receivables at December 31, 2023.

Payables to brokers and dealers and payables to mutual funds include mutual fund purchase and redemption trades, measured at transaction value, that are unsettled at December 31, 2023. The payables to brokers and dealers include $5,477 in payables to an affiliate. The payables to mutual funds of $1,106,978 are to the Fidelity mutual funds managed by affiliates.

2. Summary of Significant Accounting Policies, continued:

Deferred Dealer Concessions

Deferred dealer concessions include sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds, which are deferred and amortized on a straight-line basis, generally over a twelve-month period.

Management evaluates deferred dealer concessions for impairment when events or changes in circumstances indicate that the respective carrying value may not be recoverable. When the carrying value of deferred dealer concessions exceeds the sum of the expected undiscounted cash flows from their use, the carrying value is reduced to fair value.

Other Assets

Other assets primarily consists of prepaid registration fees, vendor prepayments and software. Software includes certain costs incurred for purchasing software and is amortized over estimated useful lives, generally three years. As of December 31, 2023, the Company had software of $45 with a cost of $186 and accumulated amortization of $141. Software is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Income Taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of FMR or its Parent. The Company is not allocated income taxes by FMR or its Parent.

3. Securities Owned - at Fair Value:

Securities owned - at fair value in the statement of financial condition at December 31, 2023 consists of $131,848 held in a money market fund managed by an affiliate.

4. Commitments and Contingencies:

The Company could be named as a defendant in legal proceedings and is subject to regulatory inquiries incidental to the nature of its business. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated.

In the normal course of business, the Company enters into contracts that contain representations and warranties, which provide general indemnifications. The Company's potential maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

5.   Disclosure About Fair Value of Financial Assets and Liabilities:

<u>Valuation Hierarchy</u>

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment and considers factors specific to the asset or liability. The three levels are described below:

Level 1 Inputs
Unadjusted quoted prices for identical assets and liabilities in an active market.

*   Level 1 assets include investments in Fidelity sponsored money market funds.
*   The Company did not have any Level 1 financial liabilities at December 31, 2023.

Level 2 Inputs
Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

*   The Company did not have any Level 2 financial assets or liabilities at December 31, 2023.

Level 3 Inputs
Prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

*   The Company did not have any Level 3 financial assets or liabilities at December 31, 2023.

<u>Valuation Process and Techniques</u>

There are three main approaches to measuring fair value of assets and liabilities: the market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; the income approach, which uses valuation techniques to convert future amounts to a single, discounted amount; and the cost approach, which reflects the amount that would be required currently to replace the service capacity of an asset.

(Dollars in thousands)

5. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Fair Value Measurements

The following fair value hierarchy table presents information about the Company's financial assets measured at fair value on a recurring basis at December 31, 2023.

	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 131,848	$ -	$ -	$ 131,848
Total	$ 131,848	$ -	$ -	$ 131,848

During the year ended December 31, 2023, there were no changes to the valuation techniques used by the Company to determine fair value nor were there transfers between levels.

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities include receivables from and payables to brokers and dealers and receivables from and payables to mutual funds, which are classified as Level 2 within the fair value hierarchy.

6. Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternative method permitted by the Rule, which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2023, the Company had net capital of $37,817 of which $37,567 was in excess of its required net capital of $250.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company claims an exemption from the Securities and Exchange Commission's Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to the (k)(1) provisions.

7. Transactions with Affiliated Companies:

Intercompany transactions with FMR and affiliated companies are charged or credited through an intercompany account with FMR and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with FMR. Under a master netting agreement with FMR, the Company may offset assets and liabilities which will ultimately be settled by FMR on behalf of the Company.

(Dollars in thousands)

7. Transactions with Affiliated Companies, continued:

In accordance with the agreement, amounts owed to and due from FMR and affiliated companies for intercompany transactions at December 31, 2023 are shown net within the net receivable from the Ultimate Parent in the statement of financial condition. The Company settles the receivable from FMR periodically through a non-cash dividend, and as such, this receivable is presented as a component of member's equity in the statement of financial condition. The net receivable from FMR was $44,113 at December 31, 2023 and is included in the net receivable from Ultimate Parent in the statement of financial condition.

The Company participates in FMR's defined contribution Retirement Savings Plan (the "Plan") covering eligible employees. FMR contributes annually to the Plan in amounts that are generally at the discretion of FMR and based on a percentage of participating employees' eligible compensation. Additionally, FMR makes matching contributions to the Plan based on amounts contributed by employees to the Plan during the year.

The Company participates in FMR's Retiree Health Reimbursement Plan ("RHRP"), a defined benefit health reimbursement arrangement covering eligible employees, and has established the Fidelity Welfare Benefit Plans VEBA Trust (the "Trust") to provide a funding vehicle for certain benefits related to FMR's benefit plans, including the RHRP. In 2023, FMR accrued a benefit to participants under the RHRP based on awards to employees that are subject to ten year cliff vesting with consideration given for prior service. Future awards under the RHRP are at the discretion of FMR. Participant contributions are not required.

The Company participates in various share-based compensatory plans sponsored by FMR. The various share-based compensation arrangements are accounted for as share appreciation rights by FMR. These share-based compensation arrangements are solely compensatory for U.S. federal income tax purposes and generally provide holders with compensation based on participation in changes in FMR's Net Asset Value per share (as defined) over their respective terms. All plans are settled in cash or senior notes at the end of their defined term or when plan participants are no longer employees.

8. Concentration of Credit Risk:

The Company is engaged in various mutual fund brokerage activities in which counterparties primarily include brokers, dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

9. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through February 23, 2024 (the date of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2023.